[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------


June 2, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance

Re:       Teva Pharmaceutical Industries Limited
          Form 20-F for the Fiscal Year Ended December 31, 2007
          Filed February 29, 2008
          File No. 000-16174
          ------------------

Dear Mr. Rosenberg:

     On behalf of Teva Pharmaceutical Industries Limited ("Teva" or the "Company"), set forth below is Teva's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") contained in your letter dated May 16, 2008 to Dan S. Suesskind, Teva's Chief Financial Officer. For your convenience, we have set forth below the Staff's comments in italics, followed by Teva's responses thereto. As noted below, we propose to make any enhancements to our disclosure in our next Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Item 5:  Operating and Financial Review and Prospects
-----------------------------------------------------

Results of Operations
---------------------

Other Income Statement Line Items
---------------------------------


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Securities and Exchange Commission
June 2, 2008
Page 2


Gross Profit, page 56
---------------------

1. You disclose one of the factors for the increase in gross margin in 2007 is "...sales of products under settlement agreements where the profit split is being recorded under SG&A and therefore favorably affect the gross margin." Please expand your disclosure to identify the settlement agreements where the profit is split and how the profit split is calculated. Explain to us your basis for recording the profit split in SG&A and the authoritative accounting literature relied upon.

From time to time, Teva enters into agreements settling patent litigation with branded companies. Payments under these arrangements are generally based on a percentage of net sales, gross margin or operating margin for a specific product or group of products. Significant settlement agreements are described in Item 4 in Teva's 2007 Form 20-F under "Recent Patent Litigation Settlements."

Teva classifies expenses related to settlements based on the details of the specific arrangement. The principal factor in such determination is whether the third party is somehow involved in the production process of the product. Accordingly, if the third party is a producer or supplier of product or a product component, such payments are included as part of cost of sales. Conversely, if the third party has no involvement in the production process of the product but rather is otherwise involved in facilitating Teva's access to the market, such payments are generally viewed as marketing costs and are included within selling, general and administrative expenses. In determining the specific income statement line item under which such payments are to be reported, Teva considers, in addition to whether or not the third party is involved in the production process, the contractual basis for computing the amounts due to the third party -- whether as a percentage of gross profit, operating profit or net sales - as well as the impact of any other agreements Teva may have with the third party.

In response to this comment, Teva proposes to clarify its policy on the accounting of royalty expenses by adding the following to its 2008 Form 20-F in the "Critical Accounting Policies" section of Item 5:

          Expenses incurred in relation to third party cooperation arrangements, including certain litigation settlements, are recorded as incurred and generally included in cost of sales where the third party is a supplier of product or related product components. In other cases, payments are generally considered marketing costs and are included in selling, general and administrative expenses.


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Securities and Exchange Commission
June 2, 2008
Page 3



Revenue Recognition and Sales Reserves and Allowances, page 62
--------------------------------------------------------------

2. To the extent that the provisions or ending balances of "other sales reserves and allowances" presented in the table on page 64 are individually material, please revise the table to provide a separate roll-forward schedule for each material reserve or allowance.

The table separately breaks down: (i) reserves included in accounts receivable net, (ii) chargebacks and (iii) returns. "Other sales reserves and allowances" includes all of the other items described in the "Revenue Recognition and Sales Reserves and Allowances" section of Teva's discussion of critical accounting policies included in Item 5. These other items are not broken out separately within the sales reserves and allowances table; however, the majority of the "other sales reserves and allowances" amount represents various rebates for customers and others.

For the year ended December 31, 2007, items other than rebates represented approximately 6% of the provision balance as well as 6% of total provisions for the year. Teva does not believe any of these remaining "other" items are material at this time. Teva continually monitors the levels and sources of such reserves and will include the relevant disclosure of items that are material to its results of operations. In addition, in response to this comment, to give greater prominence to the rebates that comprise the majority of this item, Teva proposes to change the title of this column in its 2008 Form 20-F to "Rebates and other sales reserves and allowances."

Liquidity and Capital Resources, page 67
----------------------------------------

3. You disclose that the increase in inventories was "in large part due to an effort to increase service levels." Please revise your disclosure to clarify what you mean by increasing service levels and discuss the other factors that caused the increase in inventories.

The phrase "to increase service levels" was intended to convey the idea that inventories were augmented to improve Teva's ability to meet customer requirements for products that may have otherwise been in short supply. Given the commodity-like nature of many generic products, on-time delivery and service to customers is a key competitive factor, and Teva elected to increase the levels of its inventories for certain products to improve its ability to promptly respond to special needs of its customers. For example, due to its size and capacity, Teva is regarded as a an important alternate source for various retailers that find themselves unable to receive adequate supply from their primary source. Teva uses this ready supply to its advantage in obtaining new awards from these retailers. In response to this comment, to the extent relevant in its 2008 Form 20-F, Teva would expand its disclosure regarding material increases in inventory to clarify what is meant by increasing service levels, as described above.


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Securities and Exchange Commission
June 2, 2008
Page 4



4. Your disclosure of free cash flow does not appear to meet the requirements of Item 10(e)(1) of Regulation S-K. Please revise your disclosure to provide a reconciliation with the most directly comparable GAAP financial measure, disclose all material limitations of this non-GAAP measure, and why this non-GAAP measure provides useful information to investors. Please refer to Question #13 to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

In response to the SEC's comment, in its future Form 20-F filings, Teva will refrain from referring to "free cash flow." However, given the importance ascribed to financial measures of this nature by investors and others, as well as by Teva management, Teva would expect to include disclosure along the following lines: "Cash generated by operations, net of capital expenditures of $____ and dividends of $_____, amounted to $_____ in [period]."

Item 19. Exhibits, page 102
---------------------------

5. We note that you disclose the acquisition of Ivax Corporation in January 2006 for a total consideration of $7.9 billion. Please amend your filing to include the agreements relating to this acquisition in the exhibits to Form 20-F.

Teva has not incorporated by reference the Agreement and Plan of Merger relating to the Ivax acquisition in its 2007 Form 20-F, as it believes it is no longer a material agreement required to be so incorporated by reference. (It was incorporated by reference into Teva's Form 20-F for both 2006 and 2005.) In this regard, we note that this agreement was entered into on July 25, 2005, the transaction closed on January 26, 2006 (over two years before the filing date of the 2007 Form 20-F) and there are no longer any material obligations thereunder.

6. We note that you lease certain of your facilities including your principal executive offices, Israel headquarters, and United States headquarters. Please amend your filing to provide any agreement relating to these material leases as exhibits to Form 20-F.

Teva does not believe that the leases relating to either its principal executive offices (its Israel headquarters) or its United States headquarters are material to the Company, either from a financial point of view or operationally, as it believes that such facilities could be replaced were it to become necessary, without material disruption to its business. Accordingly, it does not consider these leases to be material agreements required to be filed with its Form 20-F.

Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Significant Accounting Policies
----------------------------------------


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Securities and Exchange Commission
June 2, 2008
Page 5


t.  Shipping and Handling Costs, page F-15
------------------------------------------

7. Please revise your disclosure to quantify the shipping and handling costs incurred during each of the operating periods presented.

Teva did not disclose further detail regarding the amount of shipping and handling costs incurred (which represented between 1.2% and 1.6% of net sales during the periods presented), as it does not believe such information is material.

Note 4 - Goodwill and Intangible Assets
---------------------------------------

b.  Intangible Assets, page F-21
--------------------------------

8. You disclose that intangible assets are mainly product rights. We believe amortization related to acquired developed products should be included in cost of sales. Please revise your disclosure to clarify which income statement line item includes amortization of product rights and refer to the guidance in SAB Topic 11:B.

Teva records amortization of developed products acquired in business combinations under cost of sales. When specific marketing or distribution rights are acquired, Teva records the derived amortization under selling and marketing expenses.

In response to this comment, Teva proposes to add the following disclosure to its 2008 Form 20-F under Note 1h to its financial statements (Definite life intangibles assets):

          Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling, general and administrative expenses.


                              * * * * * *

In submitting this response to the Staff's comments, on behalf of Teva, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
June 2, 2008
Page 6


     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman



cc:   Bryan Pitko (SEC)
      Don Abbott (SEC)
      Kei Ino (SEC)
      Dan S. Suesskind (Teva)
      Eyal Desheh (Teva)
      Uzi Karniel (Teva)
      Peter H. Jakes (Willkie Farr)